PETROFLOW
Energy Ltd.

NOTICE OF CHANGE OF AUDITORS

Pursuant to National Instrument 51-102, notice is hereby given by Petroflow Energy Ltd. (the "Corporation") that:

(a) The auditors of the Corporation, PricewaterhouseCoopers LLP, (the former auditors) have resigned their appointment as auditors on February 1, 2010 at the request of the Corporation. It is proposed that Hein & Associates LLP will be appointed as the Corporation's auditors effective February 1, 2010;

(b) There has been no reservation contained in the former auditor's reports on any of the financial statements of the Corporation for the two most recently completed fiscal years;

(c) The resignation of the former auditors and the recommendation to appoint Hein & Associates LLP were considered and approved by the Board of Directors of the Corporation;

(d) In an attempt to achieve financial efficiencies in the range of services that the Corporation requires of its auditors, the Corporation determined to find new auditors. As a result, the Audit Committee of the Corporation made the recommendation to the Board of Directors to ask the former auditors to resign. The former auditors were asked to resign and they agreed to relinquish the engagement;

(e) There have been, in the opinion of the Corporation, no reportable events in connection with the matters described in (b) above.

Dated on this first day of February, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS

Tucker L. Franciscus
Interim CFO
Petroflow Energy Ltd.

WWW.PETROFLOWENERGY.COM

1401 17TH STREET, SUITE 310 DENVER, COLORADO 80202 PHONE: 303.296.7070 FAX: 303.296.7073